ITEM 1: INVESTOR PRESENTATION
FEBRUARY 19, 2025

MAKE U.S. STEEL GREAT AGAIN

A U.S. Solution for U.S. Steel

Prepared by Ancora
February 2025



Disclaimer

The materials contained herein (the "Materials") represent the opinions of Ancora Catalyst Institutional, L.P. ("Ancora Catalyst Institutional") and the other participants named herein (collectively, the "Investors," or "we") and are based on publicly available information with respect to United States Steel Corporation, a Delaware corporation (the "Company"). The Investors recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Investors' conclusions. The Investors reserve the right to change any of their opinions expressed herein at any time as they deem appropriate and disclaim any obligation to notify the market or any other party of any such changes. The Investors disclaim any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Investors herein are based on assumptions that the Investors believe to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain of the Investors currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Investors from time to time to sell all or a portion of their holdings in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or otherwise trade in options, puts, calls or other derivative instruments relating to securities of the Company. To the extent that the Investors disclose information about their positions or interests in the Materials, it is subject to change and the Investors expressly disclaim any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Investors. Although the Investors believe that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Investors will not undertake and specifically decline any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Investors have not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Ancora Catalyst Institutional, together with the other participants named herein, intend to file a preliminary proxy statement and accompanying universal proxy card with the SEC to be used to solicit votes for the election of Ancora Catalyst Institutional's slate of highly-qualified director nominees at the 2025 annual meeting of stockholders of United States Steel Corporation, a Delaware corporation (the "Company").

ANCORA CATALYST INSTITUTIONAL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be Ancora Catalyst Institutional, Ancora Bellator Fund, LP ("Ancora Bellator"), Ancora Catalyst, LP ("Ancora Catalyst"), Ancora Merlin Institutional, LP ("Ancora Merlin Institutional"), Ancora Merlin, LP ("Ancora Merlin"), Ancora Alternatives LLC, ("Ancora Alternatives"), Ancora Holdings Group, LLC ("Ancora Holdings"), Fredrick D. DiSanto, Jamie Boychuk, Robert P. Fisher, Jr., Dr. James K. Hayes, Alan Kestenbaum, Roger K. Newport, Shelley Y. Simms, Peter T. Thomas, and David J. Urban.

As of the date hereof, Ancora Catalyst Institutional directly beneficially owns 121,589 shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company, 100 shares of which are held in record name. As of the date hereof, Ancora Bellator directly beneficially owns 62,384 shares of Common Stock. As of the date hereof, Ancora Catalyst directly beneficially owns 12,831 shares of Common Stock. As of the date hereof, Ancora Merlin Institutional directly beneficially owns 123,075 shares of Common Stock. As of the date hereof, Ancora Merlin directly beneficially owns 11,165 shares of Common Stock. As the investment advisor and general partner to each of Ancora Catalyst Institutional, Ancora Bellator, Ancora Catalyst, Ancora Merlin Institutional, Ancora Merlin and certain separately managed accounts (the "Ancora Alternatives SMAs"), Ancora Alternatives may be deemed to beneficially own the 121,589 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 12,831 shares of Common Stock beneficially owned directly by Ancora Catalyst, 62,384 shares of Common Stock beneficially owned directly by Ancora Bellator, 123,075 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 11,165 shares of Common Stock beneficially owned directly by Ancora Merlin and 137,453 shares of Common Stock held in the Ancora Alternatives SMAs. As the sole member of Ancora Alternatives, Ancora Holdings may be deemed to beneficially own the 121,589 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 12,831 shares of Common Stock owned directly by Ancora Catalyst, 62,384 shares of Common Stock beneficially owned directly by Ancora Bellator, 123,075 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 11,165 shares of Common Stock beneficially owned directly by Ancora Merlin, and 137,453 shares of Common Stock held in the Ancora Alternatives SMAs. As the Chairman and Chief Executive Officer of Ancora Holdings, Mr. DiSanto may be deemed to beneficially own the 121,589 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 12,831 shares of Common Stock owned directly by Ancora Catalyst, 62,384 shares of Common Stock beneficially owned directly by Ancora Bellator, 123,075 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 11,165 shares of Common Stock beneficially owned directly by Ancora Merlin, and 137,453 shares of Common Stock held in the Ancora Alternatives SMAs. As of the date hereof, Messrs. Boychuk, Fisher, Kestenbaum, Newport, Thomas, and Urban, Dr. Hayes and Ms. Simms do not beneficially own any shares of Common Stock.

Disclaimer (Cont.)

HYPOTHETICAL PERFORMANCE DISCLOSURE: Unlike the results shown in an actual performance record, these results do not represent actual trading. Because these trades have not actually been executed, these results may have under- or over-compensated for the impact, if any, of certain market factors, such as lack of liquidity. Simulated or hypothetical trading programs, in general, are also subject to the fact that they are designed with the benefit of hindsight. No representation is being made that any account will or is likely to achieve profits or losses similar to these being shown. The performance results provided may represent the hypothetical back-test of the criteria and allocation mix of various strategies and do not reflect actual trading or represent the actual performance achieved by any client. The actual performance achieved by a client with this portfolio construction may be affected by a variety of factors, including the initial balance of the account, the timing of additions and withdrawals from the account, modifications to the portfolio construction to meet the specific investment needs or preferences of the client and the duration and timing of the investment, among other factors. Hypothetical back-tested performance also differs from actual performance because it is achieved through the retroactive application of screening designed with the benefit of hindsight. As a result, the screening process theoretically can continue to be changed until desired or better performance results are achieved. In addition, performance results for clients that invest with this portfolio construction will vary from the back-tested screening performance due to, for example, investment cash flows, frequency and precision of rebalancing and tax-management strategies. The results do not represent the impact that material economic and market factors might have on an investment adviser's decision-making process. Back-tested hypothetical returns are dependent on the market and economic conditions that existed during the period. Future market or economic conditions can adversely affect the returns.

The Presentation is not, and does not otherwise contain, any offer or solicitation to purchase, including in any investment vehicle managed by Ancora. The mention of specific securities, the securities of foreign exchanges and investment strategies in this Presentation should NOT be considered an offer to sell or a solicitation of an offer to purchase any specific securities or securities listed on a particular foreign exchange. The Presentation should not be construed as legal or tax advice. An offer or solicitation may only be made pursuant to the applicable Fund's subscription documents and only to investors who meet certain qualifications. The information presented herein should not be considered advice or a recommendation to purchase or sell any security (whether on the terms shown herein or otherwise), Please consult an Ancora investment professional on how the purchase or sale of specific securities can be implemented to meet your particular investment objectives, goals and risk tolerances.

Investment return and principal value will fluctuate so that an investment when redeemed or sold may be worth more or less than the original cost. Statistics, tables, graphs and other information included in this document have been compiled from various sources and are believed to be reliable. Ancora believes the facts and information to be accurate and credible but makes no guarantee to the complete accuracy of this information, including opinions, projections or statements on economic, market or similar forward-looking views. These views or statements may reflect various assumptions concerning anticipated results that are inherently subject to significant economic, competitive and other risks, uncertainties and contingencies. Thus, actual results may vary materially from estimates and targeted or projected results contained herein. An investment is deemed to be speculative in nature. Therefore, recipients are cautioned not to place undue reliance on such statements.

This Presentation is for informational purposes only. No part of this Presentation may be reproduced in any manner without the written permission of Ancora. Each person who has received or viewed this Presentation is deemed to have agreed: (i) not to reproduce or distribute this Presentation, in whole or part; (ii) not to disclose any information contained in this document except to the extent that such information was (a) previously known by such person through a source (other than the Fund, its partners or advisors) not bound by any obligation to keep confidential such information, (b) in the public domain through no fault of the person, or (c) later lawfully obtained by such person from sources (other than the Fund, its partners or advisors) not bound by any obligation to keep such information confidential; and (iii) to be responsible for any disclosure of this document by such person or any of its employees, agents or representatives. All trademarks, logos and company, product and service names are property of their respective owners. Any logos or company, product and service names used herein are for identification purposes only. Use of these names or logos does not imply endorsement.

Ancora Holdings Group LLC is the parent company of four registered investment advisers with the United States Securities and Exchange Commission; Ancora Advisors, LLC, Ancora Alternatives, LLC, Ancora Family Wealth Advisors, LLC and Ancora Retirement Plan Advisors, LLC. In addition, it owns two insurance agencies: Ancora Insurance Solutions LLC and Inverness Securities LLC. Inverness Securities is a FINRA & SIPC member broker dealer. A more detailed description of the firm, its products and services, management team and practices are contained in the firm brochures, Form ADV Part 2A and other disclosures upon request. Qualified prospective investors may obtain these documents by contacting the company at: 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124, Phone: 216-825-4000, or by visiting www.ancora.net.

What We'll Cover Today

1. What has gone wrong at U.S. Steel
2. Why shareholders can't trust the current leadership team
3. Why a U.S. solution is right for U.S. Steel
4. Q&A

CEO David Burritt and the Board Have Sent U.S. Steel Down a Dead End

Despite being able to terminate the deal and collect a $565 million breakup fee, leadership continues pursuing its own failed agenda.

The New York Times

Biden Blocks Takeover Bid of U.S. Steel by Japan's Nippon

Jan. 3, 2025

Bloomberg

US Steel Shares Drop After Trump Says No Need to Sell Company

Feb. 13, 2025

the japan times

Nippon Steel wants 100% of U.S. Steel, not a minority stake, report says

Feb. 14, 2025

Former President Biden blocked U.S. Steel's sale to Nippon.

President Trump reaffirmed the federal government's opposition to a sale to Nippon.

Leadership is blowing money on litigation and causing uncertainty for stakeholders – not moving on and collecting a $565 million breakup fee.

Source: The New York Times article dated Jan. 3, 2025. Bloomberg article dated Feb. 13, 2025. The Japan Times article dated Feb. 14, 2025.

Leadership Lacks the Ability, Vision and Will to Oversee a Turnaround

The results speak for themselves: Mr. Burritt and the senior leadership team have failed at running the business.

- ✕ Mismanaged Big River expansion, resulting in cost overruns upwards of $600 million
- ✕ Repeatedly missed financial projections over the past 18 months
- ✕ Lack of focus on operations, resulting in excessive capital spending, increasing debt burden and soft earnings
- ✕ Lagged peers in every relevant key performance metric, including Total Shareholder Return ("TSR")

U.S. Steel vs. Peers: Key Performance Metrics[1] Q1 2021 – Q4 2024

Revenue Growth	Adj. EBITDA Growth	CapEx Growth[2]	FCF Growth
-32.4%	-53.5%	+205.3%	-201.6%

TSR Over Mr. Burritt's Tenure[3]

U.S. Steel	Peer Median	Relative Performance
13.5%	241.2%	-227.7%

MAKE U.S. STEEL GREAT AGAIN

Source: FactSet and Bloomberg. [1]Key performance metrics measured from figures reported by U.S. Steel and peers from Q1 2021 to Q4 2024. These dates reflect the start of the economic recovery from COVID and the most recently reported quarter (preliminary guidance used, if available. Figures for Reliance, Inc. reflect results from Q1 2021 through Q3 2024). Peers include Commercial Metals Company, Cleveland-Cliffs Inc., Reliance, Inc., Steel Dynamics, Inc. and Nucor Corporation. [2]CapEx Growth is based on incurred expenses and likely does not yet reflect U.S. Steel's $600 million budget expansion for Big River 2. [3]TSR as of market close Aug. 11, 2023, the last trading day prior to the Company's disclosure of initiating a strategic alternatives process. Mr. Burritt's election by the Board to assume the CEO role was announced May 10, 2017.

U.S. Steel Has a Bleak Future Under Mr. Burritt

Mr. Burritt's contingency plan for the dead deal includes shutting down valuable mills and cutting jobs.

> *CEO David Burritt said the nearly $3 billion that Japan-based Nippon Steel has pledged to* ***invest in the Pittsburgh company's older mills is critical to keeping them competitive and maintaining workers' jobs.***
>
> ***'We wouldn't do that if the deal falls through,' Burritt said in an interview. 'I don't have the money.'***
>
> *[…]*
>
> *The U.S. Steel CEO said the expanded Arkansas mill would allow the company to close Mon Valley, the company's last steelmaking operation in Pittsburgh.*
>
> ***'If that mill won't make it to the next decade, why would we stay there?' he said.*** *With more of the company's production shifting to the South, he said U.S. Steel would likely look to move its headquarters to the region as well.*



CEO David Burritt

The Washington Post

Union opposition to U.S. Steel sale reflects years of bad relations

Mistrust between the United Steelworkers union chief and the CEO of U.S. Steel has overshadowed the troubled deal with Nippon Steel.

Sep. 21, 2024

FOX BUSINESS

US Steel CEO says company likely to close steel mills if proposed $14B sale to Nippon Steel falls through

Sep. 4, 2024

What will happen to the iron ore mines if all of these plants are closed?

Source: The Wall Street Journal article dated Sep. 4, 2024. The Washington Post article dated Sep. 21, 2024. Fox Business article dated Sep. 4, 2024.

Why the Board Can't Be Trusted to Save U.S. Steel

- ✕ **Now facing opposition by President Trump, the deal has no chance of being resurrected**
- ✕ **Rather than accept that the deal is dead and collect the breakup fee, the Board and management are pursuing costly litigation**
- ✕ **U.S. Steel does not need a deal – it needs upgraded leadership that can effectively manage the Company's valuable assets**

Ancora's slate and CEO candidate can turn around a standalone U.S. Steel in the public market



MAKE U.S. STEEL GREAT AGAIN

Part I. Management's Projections Are Unreliable and Unrealistic

Management's Projections Are Unreliable

The Company has continually missed its own projections on key operational metrics by wide margins.

Revenue ($ in billions)



$18.0
$17.0
$16.0
$15.0
$14.0
-11.6%
$17.7
$15.6
X Dec. 2023 Proxy Forecast
2024 Actual

Adjusted EBITDA ($ in billions)



$2.5
$2.0
$1.5
$1.0
$0.5
-51.2%
$2.4
$1.2
X Dec. 2023 Proxy Forecast
2024 Actual

EBITDA Margin (%)



15.0%
10.0%
5.0%
-6.0%
13.4%
7.4%
X Dec. 2023 Proxy Forecast
2024 Actual

CapEx ($ in billions)



$2.5
$2.0
$1.5
$1.0
+52.2%
$1.5
$2.3
X Dec. 2023 Proxy Forecast
2024 Actual

MAKE U.S. STEEL GREAT AGAIN

Source: Company Merger Proxy Statement filed Mar. 12, 2024; Form 10-K filed Jan. 31, 2025.

Management's Projections Appear to Ignore Key Assumptions

- If CapEx is implemented as forecast, maintenance will be underinvested, equipment age will rise and NAFR shipments will decline
- If production complexity increases, as called for by management, yield loss will become more significant and mitigate the impact of higher Big River Steel ("BRS") shipments
- Mini-mill scrap spread dynamics dictate that BRS' contribution to EBITDA will be nowhere near management's guidance
- When economic and regulatory headwinds in Europe are accounted for, U.S. Steel Europe ("USSE") will not have a positive EBITDA contribution
- Rising Tubular costs due to aging assets, coupled with an aggressive competitive environment, dictate that Tubular will not contribute EBITDA – barring a market development that raises prices for every participant's tubular products
- Company guidance appears to ignore rising working capital requirements for BRS as production ramps up
- Analysts' models ignore the impact of blast furnace underinvestment, which leads to impaired operations and higher mining costs

Management's Projections Are Unrealistic

Under realistic assumptions, the Company will miss its revenue and EBITDA forecasts.

Revenue ($ in billions)



$18.0
$17.0
$16.0
$15.0
$14.0
$17.7
$16.7
$15.6
$18.2
$16.4
$14.5
$17.9
$17.0
$14.9
X Dec. 2023 Proxy Forecast
Consensus Avg.
Actual
Assumptions
2024
2025E
2026E

EBITDA ($ in billions)



$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$2.4
$1.9
$1.2
$3.0
$1.5
$1.0
$3.1
$2.0
$1.0
X Dec. 2023 Proxy Forecast
Consensus Avg.
Actual
Assumptions
2024
2025E
2026E

MAKE U.S. STEEL GREAT AGAIN

Source: FactSet and Bloomberg; Company Merger Proxy Statement filed Mar. 12, 2024; Form 10-K filed Jan. 31, 2025; Ancora proprietary analysis.
Note: 2024 Consensus Avg. based on Dec. 2023 estimates for 2024 results.

Management's Projections Are Unrealistic (Cont.)

Under realistic assumptions, the Company's spending will outpace its expectations.

CapEx ($ in billions)



$2.5
$1.5
$0.5
$1.5
$1.5
$2.3
$0.8
$1.0
$1.0
$0.8
$0.8
$0.9
X Dec. 2023 Proxy Forecast
Consensus Avg.
Actual
X Dec. 2023 Proxy Forecast
Consensus Avg.
Assumptions
X Dec. 2023 Proxy Forecast
Consensus Avg.
Assumptions
2024
2025E
2026E

MAKE U.S. STEEL GREAT AGAIN

Source: FactSet and Bloomberg; Company Merger Proxy Statement filed Mar. 12, 2024; Form 10-K filed Jan. 31, 2025; Ancora proprietary analysis.
Note: 2024 Consensus Avg. based on Dec. 2023 estimates for 2024 results.

The Board is Distorting U.S. Steel's Valuation by Clinging to a Dead Deal

Unfortunately, U.S. Steel's expected revenue growth and earnings power do not warrant a premium valuation to peers.

Unaffected EV / EBITDA



U.S. Steel Average Discount to Peers: 43%
8.0x
7.0x
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
Jan '22
Jul '22
Jan '23
Jul '23
X
Peer Median

- Historically, U.S. Steel was valued at a discount to peers
- The **current** median of its peers' valuation is **7.8x** 2025 EBITDA
- At $39 per share, U.S. Steel's implied valuation is **11.2x** 2025 EBITDA[1]
- Currently, U.S. Steel is valued at a **43% premium to peers**

Sometimes premiums are justified… however, using realistic sales and EBITDA forecasts, it is clear that U.S. Steel is significantly overvalued vs. its peers.

Source: Bloomberg; Peers include Commercial Metals Company, Cleveland-Cliffs Inc., Reliance, Inc., Steel Dynamics, Inc. and Nucor Corporation. [1]X 2025 EBITDA based on Ancora proprietary analysis.

MAKE U.S. STEEL GREAT AGAIN



Part II. Our Solution is the Right One for U.S. Steel

The Stelco Turnaround is U.S. Steel's Best Blueprint for Success

Our slate's vision includes installing Alan Kestenbaum, a steel industry legend who executed a successful turnaround at Stelco, as a replacement for Mr. Burritt.


FINANCIAL POST

From picked-over carcass to agile global player: How a 107-year-old Canadian steelmaker is stirring to life

After decades of crisis, a renewed sense of purpose has settled over Stelco, which just completed an IPO under the leadership of a turnaround artist with a solid track record


THE GLOBE AND MAIL

Inside Stelco: The steel maker survived near death. What's next in its comeback plan?

An unlikely alliance of two Florida financiers and a local union leader say they've found a way forward

Since Stelco's IPO; Cumulative Return vs. Peers and the Broader Metals & Mining Sector



498% (1)
180%
Return at Nippon Offer (2)
124%
53%
299%
224%
142%
62%
151%
148%
87%
71%
Stelco
Cliffs
U.S. Steel
Steel Dynamics
Nucor
S&P 500
TSX Composite
BHP
Rio Tinto
Vale
Glencore
BCF Peers
EAF Peers
Indexes
Global Diversifieds

Source: FactSet; [1]Based on IPO price of C$17.00 per share; [2]Refers to Nippon Steel's announcement on Dec. 18, 2023 to acquire U.S. Steel for US$55 per share. TSR reflects market data from Nov. 3, 2017, Stelco's IPO date to Jul. 12, 2024, the trading day prior to the announcement of Stelco's sale to Cleveland-Cliffs; performance adjusted for re-invested dividends and based on USD currency; Financial Post article dated Dec. 5, 2017; The Globe and Mail article dated Sep. 25, 2019.

Stelco Outperformed U.S. Steel Despite Headwinds

Under Mr. Kestenbaum's leadership, Stelco continuously outperformed U.S. Steel despite facing tariff headwinds and taking on major CapEx projects.

U.S. Steel vs. Stelco EBITDA Margins (%)



60%
50%
40%
30%
20%
10%
0%
-10%
12%
13%
25%
5%
7%
8%
-2%
-1%
5%
28%
26%
50%
20%
19%
34%
12%
9%
17%
9%
9%
21%
2018
2019
2020
2021
2022
2023
1H 2024
X (Total)
X (Flat-Rolled)
STLC

MAKE U.S. STEEL GREAT AGAIN

Source: Bloomberg; Company filings.

A Realistic Path to Making U.S. Steel Great Again

The Ancora slate and Mr. Kestenbaum are prepared to take the following steps:

- Identify and implement asset optimization strategies and efficiencies
- Significantly reduce management and SG&A expenses, doing away with the Company's top-heavy structure characterized by slow and lax decision-making
- Lead multibillion-dollar capital investment program including (i.) upgrading blast furnaces at Gary Works and (ii.) upgrading the antiquated Mon Valley Works hot-strip mill
- Bring BRS to industry standards operationally – the newest sheet mini-mill in the world should produce world-class results
- Repair union relations, particularly with the United Steelworkers, building on the strength of Mr. Kestenbaum's existing relationships from Globe and Stelco
- Reinvigorate the workforce, ensuring employees are proud to work at U.S. Steel

MAKE U.S. STEEL GREAT AGAIN



Part III. Questions & Answers

ITEM 2: MATERIALS PUBLISHED ON X.COM
FEBRUARY 19, 2025

Make U.S. Steel Great Again
@MakeUSSGreat

Ancora Alternatives President Jim Chadwick and steel industry legend Alan Kestenbaum hosted an investor conference call, “A U.S. Solution for U.S. Steel,” detailing why @U_S_Steel does not have the right leadership team in place and how Ancora’s slate can turn around a standalone U.S. Steel.

Watch the replay: bit.ly/AncoraXInvesto... #MUSSGA



MAKE U.S. STEEL
GREAT AGAIN
A U.S. Solution for U.S. Steel
Prepared by Ancora
February 2025

ITEM 3: EMAIL SENT TO SUBSCRIBERS OF WWW.MAKEUSSTEELGREATAGAIN.COM FEBRUARY 19, 2025

MAKE U.S. STEEL GREAT AGAIN


Replay: A U.S. Solution for U.S. Steel

Fellow Stakeholder:

Today, Ancora Alternatives President Jim Chadwick and steel industry legend Alan Kestenbaum hosted an investor conference call, “A U.S. Solution for U.S. Steel,” detailing why U.S. Steel does not have the right leadership team in place and how Ancora's slate can turn around a standalone U.S. Steel.

Thank you to those of you that joined us for today's presentation. If you were unable to attend, a replay of the call and a link to our presentation are available below.

WATCH REPLAY

VIEW PRESENTATION

Sincerely,
Ancora Holdings Group

ITEM 4: MATERIALS PUBLISHED ON WWW.MAKEUSSTEELGREATAGAIN.COM FEBRUARY 19, 2025

Watch the Replay: A U.S. Solution for U.S. Steel ft. Alan Kestenbaum and Jim Chadwick →

MAKE U.S. STEEL GREAT AGAIN

Ancora believes leadership has pursued a risky sale to Nippon at the expense of financial and operational performance, leaving U.S. Steel in a dire state.

We intend to install an independent slate and legendary CEO to abandon the blocked deal, collect the $565 million breakup fee and Make U.S. Steel Great Again.

VIEW OUR PRESENTATION

FOLLOW @MAKEUSSGREAT

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Resources

Important Materials

Presentation: A U.S. Solution for U.S. Steel
FEBRUARY 19, 2025 / INVESTOR WEBINAR

Presentation Replay: A U.S. Solution for U.S. Steel
FEBRUARY 19, 2025 / VIDEO

220 Demand Letter
FEBRUARY 18, 2025 / ANCORA TO U.S. STEEL

Ancora Announces Investor Conference Call and Releases 220 Demand Letter Sent to the Board of Directors of U.S. Steel
FEBRUARY 18, 2025 / BUSINESS WIRE

Ancora Issues Letter to U.S. Steel's Board of Directors Following Failed Attempts to Resurrect the Dead Nippon Transaction
FEBRUARY 10, 2025 / BUSINESS WIRE

Ancora Nominates Majority Slate of Director Candidates and Proposes Industry Legend Alan Kestenbaum as New CEO to Turn Around U.S. Steel
JANUARY 27, 2025 / BUSINESS WIRE

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